Exhibit 2

2013

FIRST QUARTER RESULTS

Stock Listing Information

Colombian Stock Exchange S.A. Ticker: CLH

Investor Relations

In Colombia: +(57 1) 603?9175

E?mail: patricio.trevinog@cemex.com edgar.ramirez@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January – March			First Quarter		
	2013	2012 pro forma	% Var.	2013	2012 pro forma	% Var.
Consolidated cement volume (thousand of metric tons)	1,691	1,846	(8%)	1,691	1,846	(8%)
Consolidated domestic gray cement volume (thousand of metric tons)	1,505	1,658	(9%)	1,505	1,658	(9%)
Consolidated ready-mix volume (thousand of cubic meters)	708	736	(4%)	708	736	(4%)
Consolidated aggregates volume (thousand of metric tons)	1,547	1,608	(4%)	1,547	1,608	(4%)
Net sales	383	393	(2%)	383	393	(2%)
Gross profit	213	213	0%	213	213	0%
Gross profit margin	55.6%	54.2%	1.4pp	55.6%	54.2%	1.4pp
Operating earnings before other expenses, net	118	115	2%	118	115	2%
Operating earnings before other expenses, net, margin	30.7%	29.4%	1.3pp	30.7%	29.4%	1.3pp
Controlling interest net income	26			26		
Operating EBITDA	141	130	8%	141	130	8%
Operating EBITDA margin	36.7%	33.2%	3.5pp	36.7%	33.2%	3.5pp
Free cash flow after maintenance capital expenditures	51			51		
Free cash flow	40			40		
Net debt	1,514	548	176%	1,514	548	176%
Total debt	1,582	651	143%	1,582	651	143%
Earnings per share	0.05	N/A	N/A	0.05	N/A	N/A
Shares outstanding at end of period	556	N/A	N/A	556	N/A	N/A
Employees	3,685	3,260	13%	3,685	3,260	13%

In millions of US dollars, except percentages, employees, and per-share amounts. Shares outstanding at the end of period are presented in millions.

Consolidated net sales in the first quarter of 2013 decreased to US$383 million, representing a decrease of 2% compared with the pro forma first quarter of 2012. Adjusting for the fewer business days during the quarter, consolidated net sales increased 3% versus the comparable period. The increase in net sales was mainly due to higher prices, in local currency terms, in most of our markets.

Cost of sales as a percentage of net sales decreased by 1.3pp during the first quarter of 2013 compared with the same pro forma period last year, from 44.4% to 45.7%. This is mainly due to the effect of higher prices on sales and a decrease in fuel costs as a result of higher alternative fuel utilization.

Operating expenses as a percentage of net sales remained flat during the first quarter of 2013 compared with the same pro forma period last year. Excluding depreciation, operating expenses also as a percentage of net sales, declined by 1.6 percentage points.

Operating EBITDA increased by 8% to US$141 million during the first quarter of 2013 compared with the same pro forma period last year. Adjusting for the fewer business days during the quarter, operating EBITDA increased 15% versus the comparable period in 2012. The increase was due to a positive contribution from the operations in Colombia, Panama and Costa Rica. **Operating EBITDA margin** increased 3.5pp from 33.2% in the pro forma first quarter of 2012 to 36.7% this quarter, mainly as a result better pricing dynamics in all of our products, our continuous improvement in the efficiency of our operations due to a higher alternative fuels utilization and logistics optimizations.

Controlling interest net income during the first quarter of 2013 was US$26 million.

Total debt at the end of the first quarter of 2013 was US$1,582 million.

Please refer to definition of terms and disclosure for presentation of financial and operating information.

2013 First Quarter Results Page 2

OPERATING RESULTS

Colombia

	January – March			First Quarter		
	2013	2012 pro forma	% Var.	2013	2012 pro forma	% Var.
Net sales	209	216	(3%)	209	216	(3%)
Operating EBITDA	87	84	4%	87	84	4%
Operating EBITDA margin	41.7%	38.9%	2.8pp	41.7%	38.9%	2.8pp

In millions of US dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January – March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(15%)	(15%)	2%	2%	(6%)	(6%)
Price (USD)	9%	9%	10%	10%	0%	0%
Price (local currency)	10%	10%	11%	11%	1%	1%

In Colombia, domestic gray cement and aggregated volumes decreased by 15% and 6%, respectively, while ready-mix volumes increased by 2% during the first quarter of 2013 versus the comparable period last year. Adjusting for the fewer business days in the quarter, volumes declined by 10% for domestic gray cement, grew by 7% for ready mix, and remained flat for aggregates.

Our price increase at the beginning of the year, as expected, caused a slight reduction in our market share. In previous years after losing market share for this reason we have regained this market share in subsequent quarters. Self-construction sector experienced lower activity as some prospective home buyers have delayed their home purchasing decision awaiting the results of the government's 100 thousand free homes program. In addition, Bogota experienced a decline in housing. Furthermore, some infrastructure projects which were expected to start during the quarter were delayed and are still in the feasibility stage.

Panama

	January – March			First Quarter		
	2013	2012 pro forma	% Var.	2013	2012 pro forma	% Var.
Net sales	72	77	(6%)	72	77	(6%)
Operating EBITDA	34	33	4%	34	33	4%
Operating EBITDA margin	46.8%	42.7%	4.1pp	46.8%	42.7%	4.1pp

In millions of US dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January – March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(1%)	(1%)	(16%)	(16%)	(6%)	(6%)
Price (USD)	(1%)	(1%)	5%	5%	13%	13%
Price (local currency)	(1%)	(1%)	5%	5%	13%	13%

In Panama, during the first quarter of 2013, domestic gray cement, ready-mix and aggregates volumes decreased by 1%, 16% and 6%, respectively, versus the comparable period last year. Adjusting for the fewer days during the quarter, domestic gray cement and aggregates volumes increased 8% and 2%, respectively, while ready-mix volumes declined by 9%.

The infrastructure sector continued to be the main driver of demand supported by large projects such as the Panama Canal expansion and the Panama City's metro project. The decrease in ready-mix volumes during the quarter was mainly due to the completion of the AES hydroelectrical project.

Please refer to definition of terms and disclosure for presentation of financial and operating information.

2013 First Quarter Results Page 3

OPERATING RESULTS

Costa Rica

	January – March			First Quarter		
	2013	2012 pro forma	% Var.	2013	2012 pro forma	% Var.
Net sales	35	33	7%	35	33	7%
Operating EBITDA	15	13	19%	15	13	19%
Operating EBITDA margin	43.7%	39.3%	4.4pp	43.7%	39.3%	4.4pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(8%)	(8%)	(19%)	(19%)	(9%)	(9%)
Price (USD)	15%	15%	14%	14%	(9%)	(9%)
Price (local currency)	13%	13%	12%	12%	(11%)	(11%)

In Costa Rica, domestic gray cement, ready-mix and aggregates volumes decreased by 8%, 19% and 9%, respectively, during the first quarter of 2013 versus the same period in 2012. Approximately 6 percentage points of the year-over-year volume decline of our products is explained by the fewer business days during the quarter.

The infrastructure sector was the main driver of construction activity during the quarter, with the continuation of hydroelectric and road projects in the country.

Rest of CLH

	January – March			First Quarter		
	2013	2012 pro forma	% Var.	2013	2012 pro forma	% Var.
Net sales	71	71	0%	71	71	0%
Operating EBITDA	19	20	(3%)	19	20	(3%)
Operating EBITDA margin	27.3%	28.1%	(0.8pp)	27.3%	28.1%	(0.8pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(2%)	(2%)	3%	3%	61%	61%
Price (USD)	2%	2%	4%	4%	19%	19%
Price (local currency)	8%	8%	7%	7%	25%	25%

For the Rest of CLH operations, domestic gray cement volumes decreased by 2%, while ready-mix and aggregates volumes increased by 3% and 61%, respectively, during the first quarter of 2013 versus the same period last year. Fewer working days negatively affected our volumes in the region.

Demand for our products was favorable in all of the countries in the region. Nicaragua and Brazil were the most dynamic countries during the quarter. In the case of Nicaragua, the government has brought forward the construction of clean energy projects such as the Larreynaga dam and the TSK Rivas wind farm.

Please refer to definition of terms and disclosure for presentation of financial and operating information.

2013 First Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT-AND EQUITY-RELATED INFORMATION

Operating EBITDA and free cash flow

	January – March			First Quarter		
	2013	2012 pro forma	% Var	2013	2012 pro forma	% Var
Operating earnings before other expenses, net	**118**	115	2%	**118**	115	2%
+ Depreciation and operating amortization	23	15		23	15	
Operating EBITDA	**141**	**130**	**8%**	**141**	**130**	**8%**
- Net financial expense	29			29		
- Capital expenditures for maintenance	3			3		
- Change in working capital	40			40		
- Taxes paid	18			18		
- Other cash items (net)	-			-		
Free cash flow after maintenance capital expenditures	**51**			**51**		
- Strategic capital expenditures	11			11		
Free cash flow	**40**			**40**		

In millions of US dollars.

The free cash flow generated during the quarter was used to reduce debt.

Information on Debt

	First Quarter			Fourth Quarter
	2013	2012	% Var	2012
Total debt [(1)(2)]	**1,582**	**651**	**143%**	**1,633**
Short-term	13%	0%		9%
Long-term	87%	100%		91%
Cash and cash equivalents	**68**	**103**	**(34%)**	**76**
Net debt	**1,514**	**548**	**176%**	**1,557**

	First Quarter	
	2013	2012
Currency denomination		
US dollar	95%	100%
Colombian peso	5%	0%
Interest rate		
Fixed	80%	0%
Variable	20%	100%

In millions of US dollars, except percentages.

[(1)] Includes capital leases, in accordance with International Financial Reporting Standards (IFRS).
[(2)] In 2013 represents the consolidated balances of CLH and subsidiaries. In 2012 represents the consolidated balances of the operating subsidiaries.

Please refer to definition of terms and disclosure for presentation of financial information.

2013 First Quarter Results Page 5

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings S.A. and Subsidiaries
(Thousands of U.S. Dollars, except per share amounts)

INCOME STATEMENT	January – March 2013	January – March 2012 pro forma	January – March % Var.	January – March 2012 reported	First Quarter 2013	First Quarter 2012 pro forma	First Quarter % Var.	First Quarter 2012 reported
Net Sales	383,342	392,601	(2%)	392,601	383,342	392,601	(2%)	392,601
Cost of Sales	(170,330)	(179,527)	(5%)	(179,527)	(170,330)	(179,527)	(5%)	(179,527)
Gross Profit	**213,012**	**213,074**	**0%**	**213,074**	**213,012**	**213,074**	**0%**	**213,074**
Operating Expenses	(95,504)	(97,701)	(2%)	(109,707)	(95,504)	(97,701)	(2%)	(109,707)
Operating Earnings Before Other Expenses, Net	**117,508**	**115,373**	**2%**	**103,367**	**117,508**	**115,373**	**2%**	**103,367**
Other expenses, Net	(2,432)				(2,432)			
Operating Earnings	**115,076**				**115,076**			
Financial Expenses	(29,400)				(29,400)			
Other Income (Expenses), Net	(2,436)				(2,436)			
Net Income Before Income Taxes	**83,240**				**83,240**			
Income Tax	(56,724)				(56,724)			
Consolidated Net Income	**26,516**				**26,516**			
Non-controlling Interest Net Income	(233)				(233)			
CONTROLLING INTEREST NET INCOME	**26,283**				**26,283**			
Operating EBITDA	**140,736**	**130,251**	**8%**		**140,736**	**130,251**	**8%**	
Earnings per share	**0.05**	N/A	N/A		**0.05**	N/A	N/A	

BALANCE SHEET	As of March 31 2013
Total Assets	**3,935,352**
Cash and Temporary Investments	67,880
Trade Accounts Receivables	107,883
Other Receivables	79,000
Inventories	93,398
Other Current Assets	32,001
Current Assets	380,162
Fixed Assets	1,209,858
Other Assets	2,345,332
Total Liabilities	**2,666,545**
Current Liabilities	522,469
Long-Term Liabilities	2,125,096
Other Liabilities	18,980
Consolidated Stockholders' Equity	**1,268,807**
Non-controlling Interest	5,702
Stockholders' Equity Attributable to Controlling Interest	1,263,105

Please refer to definition of terms and disclosure for presentation of financial information.

2013 First Quarter Results Page 6

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings S.A. and Subsidiaries
(Millions of Colombian Pesos in nominal terms, except per share amounts)

	January – March				First Quarter			
INCOME STATEMENT	2013	2012 pro forma	% Var.	2012 reported	2013	2012 pro forma	% Var.	2012 reported
Net Sales	692,809	703,408	(2%)	703,408	692,809	703,408	(2%)	703,408
Cost of Sales	(307,835)	(321,651)	(4%)	(321,651)	(307,835)	(321,651)	(4%)	(321,651)
Gross Profit	**384,974**	381,757	1%	381,757	**384,974**	381,757	1%	381,757
Operating Expenses, net	(172,603)	(175,047)	(1%)	(196,557)	(172,603)	(175,047)	(1%)	(196,557)
Operating Earnings Before Other Expenses, Net	**212,371**	206,710	3%	185,200	**212,371**	206,710	3%	185,200
Other Expenses, Net	(4,395)				(4,395)			
Operating Earnings	**207,976**				**207,976**			
Financial Expenses	(53,134)				(53,134)			
Other Income (Expenses) Financial, net	(4,405)				(4,405)			
Net Income Before Income Taxes	**150,437**				**150,437**			
Income Tax	(102,517)				(102,517)			
Consolidated Net Income	**47,920**				**47,920**			
Non-controlling Interest Net Income	(421)				(421)			
CONTROLLING INTEREST NET INCOME	**47,499**				**47,499**			
Operating EBITDA	**254,350**	233,366	9%		**254,350**	233,366	9%	
Earnings per share	**86.18**	N/A	N/A		**86.18**	N/A	N/A	

	As of March 31
BALANCE SHEET	2013
Total Assets	**7,210,352**
Cash and Temporary Investments	124,369
Trade Accounts Receivables	197,664
Other Receivables	144,744
Inventories	171,124
Other Current Assets	58,631
Current Assets	696,532
Fixed Assets	2,216,703
Other Assets	4,297,117
Total Liabilities	**4,885,643**
Current Liabilities	957,267
Long-Term Liabilities	3,893,601
Other Liabilities	34,775
Consolidated Stockholders' Equity	**2,324,709**
Non-controlling Interest	10,447
Stockholders' Equity Attributable to Controlling Interest	2,314,262

Please refer to definition of terms and disclosure for presentation of financial information.

2013 First Quarter Results Page 7

OPERATING RESULTS

Operating Summary per Country

In thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January – March			First Quarter		
NET SALES	2013	2012 pro forma	% Var.	2013	2012 pro forma	% Var.
Colombia	208,897	216,283	(3%)	208,897	216,283	(3%)
Panama	72,453	76,729	(6%)	72,453	76,729	(6%)
Costa Rica	34,890	32,749	7%	34,890	32,749	7%
Rest of CLH	71,129	70,820	0%	71,129	70,820	0%
Others and intercompany eliminations	*(4,027)*	*(3,980)*	*1%*	*(4,027)*	*(3,980)*	*1%*
TOTAL	383,342	392,601	(2%)	383,342	392,601	(2%)
GROSS PROFIT						
Colombia	130,897	137,012	(4%)	130,897	137,012	(4%)
Panama	37,070	37,062	0%	37,070	37,062	0%
Costa Rica	18,798	16,654	13%	18,798	16,654	13%
Rest of CLH	24,040	22,527	7%	24,040	22,527	7%
Others and intercompany eliminations	*2,207*	*(181)*	*N/A*	*2,207*	*(181)*	*N/A*
TOTAL	213,012	213,074	0%	213,012	213,074	0%
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET						
Colombia	79,426	77,677	2%	79,426	77,677	2%
Panama	29,450	28,636	3%	29,450	28,636	3%
Costa Rica	13,395	11,186	20%	13,395	11,186	20%
Rest of CLH	18,167	17,652	3%	18,167	17,652	3%
Others and intercompany eliminations	*(22,930)*	*(19,778)*	*16%*	*(22,930)*	*(19,778)*	*16%*
TOTAL	117,508	115,373	2%	117,508	115,373	2%
OPERATING EBITDA						
Colombia	87,202	84,072	4%	87,202	84,072	4%
Panama	33,912	32,762	4%	33,912	32,762	4%
Costa Rica	15,263	12,870	19%	15,263	12,870	19%
Rest of CLH	19,402	19,913	(3%)	19,402	19,913	(3%)
Others and intercompany eliminations	*(15,043)*	*(19,366)*	*(22%)*	*(15,043)*	*(19,366)*	*(22%)*
TOTAL	140,736	130,251	8%	140,736	130,251	8%
OPERATING EBITDA MARGIN						
Colombia	41.7%	38.9%		41.7%	38.9%	
Panama	46.8%	42.7%		46.8%	42.7%	
Costa Rica	43.7%	39.3%		43.7%	39.3%	
Rest of CLH	27.3%	28.1%		27.3%	28.1%	
TOTAL	36.7%	33.2%		36.7%	33.2%	

Please refer to definition of terms and disclosure for presentation of financial information.

2013 First Quarter Results Page 8

OPERATING RESULTS

Volume Summary

CLH volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January – March			First Quarter		
	2013	2012	% Var.	2013	2012	% Var.
Total cement volume [1]	1,691	1,846	(8%)	1,691	1,846	(8%)
Total domestic gray cement volume	1,505	1,658	(9%)	1,505	1,658	(9%)
Total ready-mix volume	708	736	(4%)	708	736	(4%)
Total aggregates volume	1,547	1,608	(4%)	1,547	1,608	(4%)

Per-country volume summary

	January - March	First Quarter	First Quarter 2013 Vs.
DOMESTIC GRAY CEMENT VOLUME	2013 Vs. 2012	2013 Vs. 2012	Fourth Quarter 2012
Colombia	(15%)	(15%)	(15%)
Panama	(1%)	(1%)	0%
Costa Rica	(8%)	(8%)	1%
Rest of CLH	(2%)	(2%)	(2%)
READY-MIX VOLUME			
Colombia	2%	2%	(11%)
Panama	(16%)	(16%)	2%
Costa Rica	(19%)	(19%)	(1%)
Rest of CLH	3%	3%	(2%)
AGGREGATES VOLUME			
Colombia	(6%)	(6%)	(11%)
Panama	(6%)	(6%)	1%
Costa Rica	(9%)	(9%)	0%
Rest of CLH	61%	61%	4%

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.
Please refer to definition of terms and disclosure for presentation of operating results.

2013 First Quarter Results

Page 9

OPERATING RESULTS

CEMEX LatAm Holdings

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - March 2013 Vs. 2012	First Quarter 2013 Vs. 2012	First Quarter 2013 Vs. Fourth Quarter 2012
Colombia	9%	9%	3%
Panama	(1%)	(1%)	4%
Costa Rica	15%	15%	6%
Rest of CLH (*)	2%	2%	4%
READY-MIX PRICE			
Colombia	10%	10%	5%
Panama	5%	5%	10%
Costa Rica	14%	14%	4%
Rest of CLH (*)	4%	4%	7%
AGGREGATES PRICE			
Colombia	0%	0%	(3%)
Panama	13%	13%	5%
Costa Rica	(9%)	(9%)	(1%)
Rest of CLH (*)	19%	19%	19%

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - March 2013 Vs. 2012	First Quarter 2013 Vs. 2012	First Quarter 2013 Vs. Fourth Quarter 2012
Colombia	10%	10%	3%
Panama	(1%)	(1%)	4%
Costa Rica	13%	13%	6%
Rest of CLH (*)	8%	8%	10%
READY-MIX PRICE			
Colombia	11%	11%	5%
Panama	5%	5%	10%
Costa Rica	12%	12%	4%
Rest of CLH (*)	7%	7%	11%
AGGREGATES PRICE			
Colombia	1%	1%	(4%)
Panama	13%	13%	5%
Costa Rica	(11%)	(11%)	(1%)
Rest of CLH (*)	25%	25%	21%

(*) Volume weighted-average price.
Please refer to definition of terms and disclosure for presentation of operating results.

2013 First Quarter Results Page 10

OTHER ACTIVITIES

CLH Annual General Shareholders’ Meeting to be held on May 15,

2013.

CEMEX Latam Holdings, S.A. (“CLH”) announced that it will have its

Annual General Shareholders’ Meeting on May 15, 2013, at  Calle

Hernández de Tejada number 1 in Madrid at 4:00 pm (Madrid  time) at first call, and , as the case may be, on May 16, 2013  at the same time and place, at second call. More information is available at  the company’s website www.cemexlatam.com.

2013 First Quarter Results

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation and presentation of results

Under IFRS, CEMEX Latam Holdings, S.A. ("CLH") reports its consolidated results in is its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates used to convert: (i) the balance sheet as of March 31, 2013 was $1,832.20 Colombian pesos per US dollar, and (ii) the consolidated results for the first quarter of 2013 and pro forma combined result for the first quarter of 2012 were $1,807.29 and $1,791.66 Colombian pesos per US dollar, respectively.

Per-country/region selected financial information of the income statement is presented in US dollars translating the local currency amounts into US dollars using the average exchange rate for the corresponding period net of corporate charges and royalties which are included under "other and intercompany eliminations."

Consolidated and combined financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries. When reference is made to combined financial information means the financial information of CLH's subsidiaries on a combined basis.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Brazil, Guatemala, El Salvador and Nicaragua.

Pro forma financial information included in the report

CLH was incorporated during the second quarter of 2012 for purposes of the initial equity offering concluded on November 15, 2012. For accounting purposes, the group reorganization by means of which CLH acquired its consolidated subsidiaries was effective July 1, 2012. As a result, CLH has no historical consolidated financial information for the first quarter of 2012.

For convenience of the reader, and in order to present comprehensive comparative operating information for the first quarter ended March 31, 2013, CLH prepared pro forma selected consolidated income statement information for the three-month period ended March 31, 2012, intended in all cases and to the extent possible, to present the operating performance of CLH on a like-to-like basis.

Pro forma first quarter 2012: CLH selected consolidated income statement information for the three-month period ended March 31, 2012, was determined by reflecting the original results of the operating subsidiaries for the three-month period from January to March 2012. In addition, in connection with the 5% corporate charges and royalties agreement entered into by CLH with CEMEX and that was executed during the last quarter of 2012 with retroactive effects for full year 2012, the consolidated pro forma condensed income statement information of CLH for the first quarter of 2012 was adjusted to reflect the 5% consolidated corporate charges and royalties.

CLH will continue to present pro forma amounts during 2013 in connection with the quarterly comparative information of 2012, in order to reflect the effects of the 5% royalty agreement allocated to each quarter.

Exchange rates	January - March		January – March		First Quarter	
	2013 Closing	2012 Closing	2013 Average	2012 Average	2013 Average	2012 Average
Colombian peso	1,832.20	1,792.07	1,807.29	1,791.66	1,807.29	1,791.66
Panama balboa	1	1	1	1	1	1
Costa Rica colon	504.65	513.58	506.16	515.14	506.16	515.14
Euro	0.7795	0.7493	0.7589	0.7511	0.7589	0.7511

Amounts provided in units of local currency per US dollar.

2013 First Quarter Results Page 12

DEFINITIONS OF TERMS AND DISCLOSURES

Pro forma Earnings per Share (“Pro forma EPS”)

CLH was incorporated in April 2012 and its relevant share capital  was contributed by CEMEX España on July 31, 2012 and by third?party investors on November 6, 2012. Therefore, there are no  regular quarterly periods for 2012 in order to determine the average number of shares outstanding as indicated under IFRS for purposes of presenting Earnings per Share amounts.  Considering this limitation

CLH does not includes Pro Forma EPS for the pro forma period  ended March 31, 2012.

Volumes and prices

Considering the limitations of historical information described above, CLH  changes in volumes and prices, presented for convenience of the reader, consider volumes and average prices on a pro  forma basis for the three?month period ended March 31, 2012.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital  expenditures, change in working capital, taxes paid, and other cash items (net other expenses less  proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of  ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or  maintain current operational levels, and mandatory capital expenditures,

which are projects required to comply with governmental regulations or  company policies. Net debt equals total debt minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.  pp equals percentage points.

Strategic capital expenditures investments incurred with the purpose of  increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures,  which are projects designed to increase profitability by reducing costs. Working capital  equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating  payables.

2013 First Quarter Results